
KRAM
OWN EQUITY FOR AS LITTLE AS $100
INVEST NOW
NOW LIVE ON
WEFUNDER

Austin Fortier · 2nd

Food & Bev COO 🍇 | Own Equity in KRAM – We're live on Wefunder

Talks about #sustainability and #cpg

Colfax, California, United States · Contact info

KRAM Nutrition

49 followers · 46 connections

1 mutual connection: Cate Diaz

+ Follow | Message | More

Activity

49 followers

+ Follow

Austin hasn't posted lately

Austin's recent posts and comments will be displayed here.

Show all activity →

About

😎 Co-Founder & CEO of Kram Nutrition where we make healthy food for busy people.

🥜 We reinvented the PB&J.

...see more

Experience

Chief Operating Officer
Kram Nutrition · Full-time
Oct 2020 - Sep 2022 · 2 yrs
California, United States

Our mission is to be a household brand that creates healthy food options. In the process, we will take active steps to preserve the health of the planet. We believe that leading a busy life doesn't n ...see more

Server
Ruth's Chris Steak House · Full-time
Feb 2017 - Mar 2020 · 3 yrs 2 mos
United States

Interests

Companies

Central Market
8,509 followers
+ Follow

Ruth's Chris Steak House
11,993 followers
+ Follow

Show all 12 companies →